SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

April 24, 2023

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ First Quarter Results 2023”, dated April 24, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th day of April 2023.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q1 2023

Philips delivers solid operational performance as supply chain improves and actions to enhance execution start to take effect

Amsterdam, April 24, 2023

First-quarter highlights

  Group sales increased to EUR 4.2 billion, with 6% comparable sales growth
  Comparable order intake growth was flat, with double-digit growth in the Diagnosis & Treatment businesses, offset by a decline in the Connected Care businesses
  Income from operations amounted to a loss of EUR 583 million, mainly due to provisions for accelerated restructuring and an important step in litigation
  EUR 575 million litigation provision is related to the anticipated resolution of the Respironics recall-related economic loss class action in the US
  Adjusted EBITA increased to EUR 359 million, or 8.6% of sales, compared to EUR 243 million, or 6.2% of sales, in Q1 2022
  Operating cash flow improved to EUR 202 million, compared to an outflow of EUR 227 million in Q1 2022
  Simplification of operating model and restructuring plans on track

Roy Jakobs, CEO of Royal Philips:

“I am encouraged that we delivered a solid start to the year, with sales, profitability and operating cash flow improvements in the quarter, a first step to drive progressive value creation. We are executing on our three priorities to enhance patient safety and quality, strengthen our supply chain reliability, and establish a simplified, more agile operating model.

Resolving the Philips Respironics recall for patients remains our highest priority. In the first quarter, we have recorded a provision in anticipation of a resolution of the economic loss class action in the US. This is an important step in addressing the litigation related to the recall.

Our supply chain improvements enabled good growth across the Diagnosis & Treatment businesses and in Hospital Patient Monitoring. Supported by significant change management efforts, we have reduced the workforce by approximately 5,400 roles out of the planned reduction of 10,000 roles globally.

I realize that we are asking a lot from our employees to work through the necessary changes and deeply appreciate their tremendous efforts and ongoing commitment to deliver on our company purpose. I would also like to thank our customers and partners for their continued trust and support. I have met many of them in the last few months, and it is clear that Philips remains a preferred innovation partner.

Looking ahead, based on our solid performance in the quarter, our order book, and the ongoing actions to further improve execution, we are confident in our plan for the year 2023, acknowledging that uncertainties remain.”

Group and business segment performance

Sales for the Group increased to EUR 4.2 billion, with 6% comparable sales growth, mainly driven by the Diagnosis & Treatment businesses. Additionally, sales in the quarter were supported by the good momentum for the Diagnosis & Treatment and Connected Care businesses in China. Adjusted EBITA for the Group increased to EUR 359 million, or 8.6% of sales, mainly due to increased sales and productivity measures, partly offset by cost inflation. Philips’ order book remains strong and is 10% higher than one year ago despite flat order intake growth.

The Diagnosis & Treatment businesses’ comparable sales increased by a strong 15% in the quarter, with double-digit growth in Ultrasound and Image-Guided Therapy, and mid-single-digit growth in Diagnostic Imaging, driven by continued supply chain improvements. Comparable order intake grew double-digit, with double-digit growth in Image-Guided Therapy and Enterprise Diagnostic Informatics and mid-single-digit growth in Diagnostic Imaging. The Adjusted EBITA margin increased to 11.3%, which was mainly due to increased sales and productivity measures, partly offset by cost inflation.

The Connected Care businesses’ comparable sales increased 3% in the quarter, driven by double-digit growth in Hospital Patient Monitoring, largely offset by a decline in Sleep & Respiratory Care. Comparable order intake declined double-digit after strong growth in the period between 2020 and 2022. The Adjusted EBITA margin increased to 2.4%, driven by the improved Adjusted EBITA margin of the Connected Care businesses excluding Sleep & Respiratory Care.

The Personal Health businesses’ comparable sales decreased by 6% in the quarter due to the anticipated lower consumer demand, on the back of 8% growth in Q1 2022. The Adjusted EBITA margin amounted to 13.2%. Sales and Adjusted EBITA were both significantly impacted by portfolio decisions related to Russia in 2022.

Productivity

In the first quarter, operating model productivity savings amounted to EUR 94 million, procurement savings amounted to EUR 32 million, and other productivity programs delivered savings of EUR 64 million, resulting in total savings of EUR 190 million.

Customer and innovation highlights

  In the quarter, the company announced multiple new partnerships, demonstrating the confidence hospital leaders have in Philips’ innovative portfolio. These include an agreement with Grupo Angeles, the largest private hospital group in Mexico, to provide informatics, diagnostic imaging and image-guided therapy solutions to advance patient care in cardiology, oncology and radiology.
  Highlighting the strength of its comprehensive patient monitoring offering, Philips announced a multi-year partnership with Northwell Health to standardize and centralize patient monitoring across the hospital, allowing caregivers to see what is happening at each bedside.
  Leveraging its leading expertise in sustainable healthcare operations, Philips announced a multi-year agreement with Champalimaud Foundation in Portugal aimed at halving its diagnostic imaging carbon footprint by 2028. The partnership will help drive quality and efficiency, while reducing environmental impact.
  Philips further expanded its industry-leading ultrasound portfolio with the launch of Ultrasound Compact 5500 CV, which enables first- time-right ultrasound exams for cardiology and vascular patients at the bedside.
  To improve oral care habits among children, Philips introduced Sonicare for Kids 'Design a Pet Edition' with an entry price point designed to give more parents access to an electric toothbrush for their children.
  Philips took a top ranking in medical technology patent filings at the European Patent Office and was included on the Clarivate Top 100 Global Innovator list for the 10th year in a row.

Philips Respironics field action for specific sleep therapy and ventilator devices

To date, more than 95% of the new replacement devices and repair kits required for the remediation of the registered devices have been produced. The vast majority of the produced sleep therapy devices have been sent to patients and home care providers. The remaining 5% of the registered devices are primarily ventilators, for which Philips Respironics is fully focused on working towards a solution.

In Q2 2023, Philips Respironics expects to report on the VOC testing of ozone-induced foam degradation in the first-generation DreamStation devices, and on the complete set of testing results for the SystemOne and DreamStation Go sleep therapy devices.

As previously disclosed, Philips is a defendant in several class-action lawsuits and individual personal injury claims. In the US, an economic loss class action, a medical monitoring class action and personal injury claims have been filed. This quarter, Philips Respironics recorded a EUR 575 million provision in connection with the anticipated resolution of the economic loss class action, an important step in addressing the litigation related to the recall.

Philips Respironics is subject to an investigation by the US Department of Justice and remains in ongoing discussions with the FDA regarding a proposed consent decree. Given the uncertain nature of the relevant events, and of their potential financial and operational impact and associated obligations, if any, the company has not made any provisions in the accounts for these matters.

Conference call and audio webcast

Roy Jakobs, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results and Philips’ plan to create value with sustainable impact. A live webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q1 2022	Q1 2023
Sales	3,918	4,167
Nominal sales growth	2%	6%
Comparable sales growth1)	(4)%	6%
Comparable order intake2)	5%	0%
Income from operations	(181)	(583)
as a % of sales	(4.6)%	(14.0)%
Financial expenses, net	(27)	(79)
Investments in associates, net of income taxes	(11)	(16)
Income tax (expense) benefit	67	15
Income from continuing operations	(152)	(663)
Discontinued operations, net of income taxes	-	(3)
Net income	(151)	(665)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	(0.17)	(0.75)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.15	0.22
Net income attributable to shareholders3) (in EUR) - diluted	(0.17)	(0.75)
EBITA1)	(107)	(510)
as a % of sales	(2.7)%	(12.2)%
Adjusted EBITA1)	243	359
as a % of sales	6.2%	8.6%
Adjusted EBITDA1)	488	575
as a % of sales	12.5%	13.8%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.
  Comparable sales increased by 6%, driven by continued supply chain improvements. The Diagnosis & Treatment businesses recorded double-digit growth and the Connected Care businesses low-single-digit growth, while the Personal Health businesses posted a mid-single-digit decline.
  Comparable order intake was flat, with double-digit growth in the Diagnosis & Treatment businesses, which was offset by a decline in the Connected Care businesses in the quarter on the back of the expansion and renewal of the patient monitoring installed base during the period 2020 through 2022.
  Adjusted EBITA improved to EUR 359 million and the margin increased to 8.6%, mainly due to increased sales and productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges amounted to EUR 868 million, compared to EUR 350 million in Q1 2022. Q1 2023 includes a EUR 575 million provision in connection with an anticipated resolution of the economic loss class action in the US related to the Respironics recall, EUR 150 million restructuring charges related workforce reduction, and EUR 54 million Respironics field-action running remediation costs.
  Financial income and expenses resulted in a net expense of EUR 79 million, compared to a net expense of EUR 27 million in Q1 2022. Q1 2023 includes higher interest expense, primarily due to bonds issued in April 2022 and a term loan entered into in October 2022, as well as fair value losses on the value of Philips' minority participations.
  The income tax benefit of EUR 15 million in Q1 2023 is due to negative income.
  Net income in Q1 2023 decreased compared to Q1 2022, due to the factors outlined above.

Sales per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q1 2022	Q1 2023	nominal	comparable1)
Western Europe	785	801	2%	4%
North America	1,650	1,779	8%	3%
Other mature geographies	410	416	1%	9%
Total mature geographies	2,846	2,996	5%	4%
Growth geographies	1,072	1,171	9%	10%
Philips Group	3,918	4,167	6%	6%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales in mature geographies increased by 4%, with low-single-digit growth in North America and mid-single-digit growth in Western Europe. In growth geographies, sales increased by 10% on a comparable basis, with strong contributions from China, Middle East & Turkey, Latin America and Central & Eastern Europe.

Cash and cash equivalents balance

in millions of EUR

	Q1 2022	Q1 2023
Beginning cash balance	2,303	1,172
Free cash flow1)	(402)	117
Net cash flows from operating activities	(227)	202
Net capital expenditures	(175)	(85)
Other cash flows from investing activities	(347)	(104)
Treasury shares transactions	(39)
Changes in debt	(40)	(22)
Other cash flow items	14	(31)
Net cash flows from discontinued operations	(44)	(4)
Ending cash balance	1,445	1,128
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities increased, mainly as a result of higher customer receipts, higher cash earnings and lower income tax payments.
  Other cash flows from investing activities mainly includes a cash payment with respect to foreign exchange derivative contracts, whereas Q1 2022 mainly included the acquisitions of Vesper Medical and Cardiologs.
  Net capital expenditures includes cash proceeds from the sale of real estate.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2022	March 31, 2023
Long-term debt	7,270	7,141
Short-term debt	931	1,034
Total debt	8,201	8,175
Cash and cash equivalents	1,172	1,128
Net debt	7,028	7,048
Shareholders' equity	13,249	12,332
Non-controlling interests	34	33
Group equity	13,283	12,366
Net debt : group equity ratio1)	35:65	36:64
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding.

Performance per segment

Diagnosis & Treatment businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2022	Q1 2023
Sales	1,911	2,204
Sales growth
Nominal sales growth	3%	15%
Comparable sales growth1)	(2)%	15%
Income from operations	88	157
as a % of sales	4.6%	7.1%
EBITA1)	114	181
as a % of sales	6.0%	8.2%
Adjusted EBITA1)	113	250
as a % of sales	5.9%	11.3%
Adjusted EBITDA1)	181	308
as a % of sales	9.5%	14.0%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 15%, driven by double-digit growth in Ultrasound and Image-Guided Therapy and mid-single-digit growth in Diagnostic Imaging, due to continued supply chain improvements.
  Comparable sales in mature and growth geographies showed double-digit growth, with strong contributions from North America, Western Europe and China.
  Adjusted EBITA improved to EUR 250 million and the margin increased to 11.3%, mainly due to increased sales and productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges amounted to EUR 68 million, compared to a net gain of EUR 1 million in Q1 2022. Q1 2023 includes EUR 31 million restructuring costs related to workforce reduction. In Q2 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 35 million.

Connected Care businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2022	Q1 2023
Sales	993	1,033
Sales growth
Nominal sales growth	(14)%	4%
Comparable sales growth1)	(21)%	3%
Income from operations	(378)	(710)
as a % of sales	(38.1)%	(68.7)%
EBITA1)	(334)	(667)
as a % of sales	(33.6)%	(64.6)%
Adjusted EBITA1)	4	25
as a % of sales	0.4%	2.4%
Adjusted EBITDA1)	60	72
as a % of sales	6.0%	7.0%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales increased by 3%, driven by double-digit growth in Hospital Patient Monitoring, largely offset by a decline in Sleep & Respiratory Care.
  Comparable sales in growth geographies showed double-digit growth, driven by double-digit growth in China. Mature geographies recorded a low-single-digit decline, mainly due to flat sales in North America and a decline in Western Europe.
  Adjusted EBITA improved to EUR 25 million and the Adjusted EBITA margin increased to 2.4%, driven by the improved Adjusted EBITA margin of the Connected Care businesses excluding Sleep & Respiratory Care.
  Restructuring, acquisition-related and other charges were EUR 691 million, compared to EUR 339 million in Q1 2022. Q1 2023 includes a EUR 575 million provision in connection with an anticipated resolution of the economic loss class action in the US related to the Respironics recall, EUR 54 million Respironics field-action running remediation costs, and EUR 30 million restructuring costs related to workforce reduction. In Q2 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 75 million. This excludes the impact of the ongoing discussion on the proposed consent decree, as well as ongoing litigation and the investigation by the US Department of Justice related to the Respironics field action.

Personal Health businesses

Key data

in millions of EUR unless otherwise stated

	Q1 2022	Q1 2023
Sales	838	798
Sales growth
Nominal sales growth	13%	(5)%
Comparable sales growth1)	8%	(6)%
Income from operations	124	96
as a % of sales	14.8%	12.0%
EBITA1)	128	101
as a % of sales	15.3%	12.7%
Adjusted EBITA1)	128	105
as a % of sales	15.3%	13.2%
Adjusted EBITDA1)	159	128
as a % of sales	19.0%	16.0%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales declined by 6%, including a 4 percentage-point impact from the Russia-Ukraine war, and due to the anticipated lower consumer demand.
  Comparable sales in mature geographies showed a mid-single-digit decline, mainly due to North America. Growth geographies recorded a high-single-digit decline, mainly due to a double-digit decline in Russia.
  Adjusted EBITA was EUR 105 million and the margin amounted to 13.2%, significantly impacted by portfolio decisions related to Russia in 2022.
  Restructuring charges amounted to EUR 5 million and related to workforce reduction.

Other

Key data

in millions of EUR

	Q1 2022	Q1 2023
Sales	176	132
Income from operations	(16)	(126)
EBITA1)	(15)	(124)
Adjusted EBITA1) of:	(2)	(20)
IP Royalties	100	59
Innovation	(30)	(32)
Central costs	(63)	(45)
Other	(9)	(2)
Adjusted EBITDA1)	87	66
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales decreased by EUR 44 million, mainly due to lower royalty income and a decrease in supplies to the divested Domestic Appliances business.
  Adjusted EBITA decreased by EUR 18 million, mainly due to lower royalty income.
  Restructuring, acquisition-related and other charges amounted to EUR 104 million, mainly related to workforce reduction, compared to EUR 12 million in Q1 2022. In Q2 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 40 million.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*), future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips’ ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; challenges in connection with Philips’ strategy to improve execution and other business performance initiatives; the resilience of our supply chain; attracting and retaining personnel; COVID-19 and other pandemics; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations including privacy and upcoming ESG disclosure and due diligence requirements; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process; global inflation. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2022.

Philips has recognized a provision related to the voluntary recall notification in the US/field safety notice outside the US for certain sleep and respiratory care products, based on Philips’ best estimate for the expected field actions. Future developments are subject to significant uncertainties, which require management to make estimates and assumptions, about items such as quantities and the portion to be replaced or repaired. Actual outcomes in future periods may differ from these estimates and affect the company’s results of operations, financial position and cash flows. Furthermore, Philips is a defendant in several class-action lawsuits and individual personal injury claims, and is in ongoing discussions with the FDA regarding a proposed consent decree. Given the uncertain nature of the relevant events, and of their potential financial and operational impact and associated obligations, if any, the company has not made any provisions in the accounts for these matters, except for the following. In the first quarter of 2023, Philips Respironics recorded a provision in connection with an anticipated resolution of the economic loss class action pending in the US. The provision is subject to final resolution and court approval of the negotiated settlement agreement and is based on Philips’ best estimate for the expected settlement amounts, which is, in part, based on the expected number of claims ultimately filed pursuant the settlement once it is approved. Actual outcomes in future periods of the above matters may differ from these estimates and affect the company’s results of operations, financial positions and cash flows.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2022.

Use of Fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2022. In certain cases, independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2022 except for the adoption of new standards and amendments to standards which are also expected to be reflected in the company's consolidated IFRS financial statements as at and for the year ending December 31, 2023.

*) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Condensed consolidated statements of income

in millions of EUR unless otherwise stated

	Q1
	2022	2023
Sales	3,918	4,167
Cost of sales	(2,407)	(2,411)
Gross margin	1,511	1,755
Selling expenses	(1,064)	(1,079)
General and administrative expenses	(155)	(158)
Research and development expenses	(495)	(528)
Other business income	32	14
Other business expenses	(11)	(588)
Income from operations	(181)	(583)
Financial income	17	14
Financial expenses	(44)	(93)
Investment in associates, net of income taxes	(11)	(16)
Income before taxes	(219)	(678)
Income tax (expense) benefit	67	15
Income from continuing operations	(152)	(663)
Discontinued operations, net of income taxes	-	(3)
Net income	(151)	(665)

Attribution of net income
Net income attributable to shareholders1)	(151)	(665)
Net income attributable to non-controlling interests	-	-
Income from continuing operations attributable to shareholders1)	(152)	(663)

Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	869,370	881,519
- diluted	869,370	881,519
Income from continuing operations attributable to shareholders1) (in EUR)
- basic	(0.17)	(0.75)
- diluted	(0.17)	(0.75)
Net income attributable to shareholders1) (in EUR)
- basic	(0.17)	(0.75)
- diluted	(0.17)	(0.75)
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  EBITA
  Adjusted EBITA
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12.3, Reconciliation of non-IFRS information, of the Annual Report 2022 and to the Forward-looking statements and other important information.

Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022.

Sales growth composition

in %

	Q1 2023
	nominal growth	consolidation changes	currency effects	comparable growth
2023 versus 2022
Diagnosis & Treatment	15.3%	1.0%	(1.1)%	15.2%
Connected Care	4.0%	0.1%	(1.5)%	2.6%
Personal Health	(4.7)%	0.0%	(1.2)%	(5.9)%
Philips Group	6.3%	0.5%	(1.1)%	5.7%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q1
	2022	2023
Net income	(151)	(665)
Discontinued operations, net of income taxes	-	3
Income from continuing operations	(152)	(663)
Income from continuing operations attributable to non-controlling interests	-	-
Income from continuing operations attributable to shareholders 1 )	(152)	(663)
Adjustments for:
Amortization and impairment of acquired intangible assets	74	74
Restructuring and acquisition-related charges	25	224
Other items:	325	644
Respironics litigation provision		575
Respironics field-action provision	165
Respironics field-action running remediation costs	50	54
Portfolio realignment charges	87
Remaining items	23	15
Net finance expenses	(1)	4
Tax impact of adjusted items and tax only adjusting items	(136)	(91)
Adjusted income from continuing operations attributable to shareholders 1 )	135	192
Earnings per common share:
Income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	(0.17)	(0.75)
Adjusted income from continuing operations attributable to shareholders1) per common share (in EUR) - diluted	0.15	0.22
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding.

Reconciliation of Net income to Adjusted EBITA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2023
Net income	(665)
Discontinued operations, net of income taxes	3
Income tax benefit	(15)
Investments in associates, net of income taxes	16
Financial expenses	93
Financial income	(14)
Income from operations	(583)	157	(710)	96	(126)
Amortization and impairment of acquired intangible assets	74	24	43	4	2
EBITA	(510)	181	(667)	101	(124)
Restructuring and acquisition-related charges	224	67	47	5	104
Other items:	644	1	644	(1)	-
Respironics litigation provision	575		575
Respironics field-action running remediation costs	54		54
Remaining items	15	1	15	(1)	-
Adjusted EBITA	359	250	25	105	(20)

Q1 2022
Net income	(151)
Discontinued operations, net of income taxes	-
Income tax benefit	(67)
Investments in associates, net of income taxes	11
Financial expenses	44
Financial income	(17)
Income from operations	(181)	88	(378)	124	(16)
Amortization and impairment of acquired intangible assets	74	25	44	4	1
EBITA	(107)	114	(334)	128	(15)
Restructuring and acquisition-related charges	25	(1)	20	-	6
Other items:	325		319		6
Respironics field-action provision	165		165
Respironics field-action running remediation costs	50		50
Portfolio realignment charges	87		87
Remaining items	23		17		6
Adjusted EBITA	243	113	4	128	(2)

Reconciliation of Net income to Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q1 2023
Net income	(665)
Discontinued operations, net of income taxes	3
Income tax benefit	(15)
Investments in associates, net of income taxes	16
Financial expenses	93
Financial income	(14)
Income from operations	(583)	157	(710)	96	(126)
Depreciation, amortization and impairments of fixed assets and acquired intangible assets	311	85	91	28	107
Restructuring and acquisition-related charges	224	67	47	5	104
Other items:	644	1	644	(1)	-
Respironics litigation provision	575		575
Respironics field-action running remediation costs	54		54
Remaining items	15	1	15	(1)	-
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(21)	(3)	-		(19)
Adjusted EBITDA	575	308	72	128	66

Q1 2022
Net income	(151)
Discontinued operations, net of income taxes	-
Income tax benefit	(67)
Investments in associates, net of income taxes	11
Financial expenses	44
Financial income	(17)
Income from operations	(181)	88	(378)	124	(16)
Depreciation, amortization and impairments of fixed assets and acquired intangible assets	355	95	133	35	92
Restructuring and acquisition-related charges	25	(1)	20	-	6
Other items:	325		319		6
Respironics field-action provision	165		165
Respironics field-action running remediation costs	50		50
Portfolio realignment charges	87		87
Remaining items	23		17		6
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(35)	(1)	(33)		(1)
Adjusted EBITDA	488	181	60	159	87

Composition of free cash flow

in millions of EUR

	January to March
	2022	2023
Net cash flows from operating activities	(227)	202
Net capital expenditures	(175)	(85)
Purchase of intangible assets	(28)	(43)
Expenditures on development assets	(61)	(47)
Capital expenditures on property, plant and equipment	(92)	(72)
Proceeds from disposals of property, plant and equipment	7	77
Free cash flow	(402)	117

Philips statistics

in millions of EUR unless otherwise stated

	2022				2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,918	4,177	4,310	5,422	4,167
Comparable sales growth1)	(4)%	(7)%	(5)%	3%	6%
Comparable order intake2)	5%	1%	(6)%	(8)%	0%
Gross margin	1,511	1,731	1,730	2,221	1,755
as a % of sales	38.6%	41.4%	40.1%	41.0%	42.1%
Selling expenses	(1,064)	(1,111)	(1,154)	(1,280)	(1,079)
as a % of sales	(27.2)%	(26.6)%	(26.8)%	(23.6)%	(25.9)%
G&A expenses	(155)	(146)	(175)	(195)	(158)
as a % of sales	(4.0)%	(3.5)%	(4.1)%	(3.6)%	(3.8)%
R&D expenses	(495)	(490)	(615)	(504)	(528)
as a % of sales	(12.6)%	(11.7)%	(14.3)%	(9.3)%	(12.7)%
Income from operations	(181)	11	(1,529)	171	(583)
as a % of sales	(4.6)%	0.3%	(35.5)%	3.2%	(14.0)%
Net income	(151)	(20)	(1,329)	(105)	(665)
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.17)	(0.03)	(1.50)	(0.13)	(0.75)
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.15	0.14	0.25	0.41	0.22
EBITA1)	(107)	92	(94)	301	(510)
as a % of sales	(2.7)%	2.2%	(2.2)%	5.5%	(12.2)%
Adjusted EBITA1)	243	216	209	651	359
as a % of sales	6.2%	5.2%	4.8%	12.0%	8.6%
Adjusted EBITDA1)	488	461	466	891	575
as a % of sales	12.5%	11.0%	10.8%	16.4%	13.8%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document. 2) Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips statistics

in millions of EUR unless otherwise stated

	2022				2023
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,918	8,095	12,405	17,827	4,167
Comparable sales growth1)	(4)%	(5)%	(5)%	(3)%	6%
Comparable order intake2)	5%	3%	(1)%	(3)%	0%
Gross margin	1,511	3,243	4,973	7,194	1,755
as a % of sales	38.6%	40.1%	40.1%	40.4%	42.1%
Selling expenses	(1,064)	(2,175)	(3,329)	(4,609)	(1,079)
as a % of sales	(27.2)%	(26.9)%	(26.8)%	(25.9)%	(25.9)%
G&A expenses	(155)	(301)	(476)	(671)	(158)
as a % of sales	(4.0)%	(3.7)%	(3.8)%	(3.8)%	(3.8)%
R&D expenses	(495)	(985)	(1,600)	(2,103)	(528)
as a % of sales	(12.6)%	(12.2)%	(12.9)%	(11.8)%	(12.7)%
Income from operations	(181)	(170)	(1,700)	(1,529)	(583)
as a % of sales	(4.6)%	(2.1)%	(13.7)%	(8.6)%	(14.0)%
Net income	(151)	(171)	(1,500)	(1,605)	(665)
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.17)	(0.20)	(1.72)	(1.84)	(0.75)
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.15	0.30	0.55	0.96	0.22
EBITA1)	(107)	(15)	(109)	192	(510)
as a % of sales	(2.7)%	(0.2)%	(0.9)%	1.1%	(12.2)%
Adjusted EBITA1)	243	459	667	1,318	359
as a % of sales	6.2%	5.7%	5.4%	7.4%	8.6%
Adjusted EBITDA1)	488	948	1,414	2,305	575
as a % of sales	12.5%	11.7%	11.4%	12.9%	13.8%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	869,298	885,316	885,348	881,481	881,539
Shareholders' equity per common share (in EUR)	16.64	16.63	16.31	15.03	13.99
Net debt : group equity ratio1)	28:72	31:69	34:66	35:65	36:64
Total employees	78,548	78,831	79,097	77,233	73,712
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information, of this document. 2) Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V.

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